                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-40583
                                                   REGISTRATION NO. 333-40583-01
                                                   REGISTRATION NO. 333-40583-02
                                                   REGISTRATION NO. 333-40583-03
                                                   REGISTRATION NO. 333-40583-04


PROSPECTUS SUPPLEMENT                                                                     [AMERICAN GENERAL LOGO]
(TO PROSPECTUS DATED FEBRUARY 10, 1998)

                         4,000,000 PREFERRED SECURITIES

                          AMERICAN GENERAL CAPITAL III
                  8.05% TRUST PREFERRED SECURITIES (TRUPS(R))
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)
    FULLY AND UNCONDITIONALLY GUARANTEED, TO THE EXTENT DESCRIBED HEREIN, BY

                          AMERICAN GENERAL CORPORATION
                               ------------------

                                   THE TRUST:

American General Capital III is a Delaware business trust which will:

- sell the preferred securities to the public;

- sell common securities to American General;

- use the proceeds from these sales to buy an equal principal amount of 8.05% Junior Subordinated Debentures due 2049 of American General; and

- distribute the cash payments it receives from American General on the debentures to the holders of the preferred securities and the common securities.

                            QUARTERLY DISTRIBUTIONS:

- For each preferred security that you own, you will receive cumulative cash distributions accumulating from December 7, 2000 at an annual rate of 8.05% of the liquidation amount of $25 per preferred security, on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2000.

- American General may defer interest payments on the debentures at any time, and from time to time, for up to 20 consecutive quarterly periods. If American General does defer interest payments, the Trust will also defer payments of distributions on the preferred securities to you. However, deferred distributions will themselves accumulate distributions at an annual rate of 8.05% (to the extent permitted by law).

                              OPTIONAL REDEMPTION:

- The Trust may redeem some or all of the preferred securities at times discussed herein at a redemption price equal to $25 per preferred security, plus accumulated distributions, if any.

                               AMERICAN GENERAL:

- American General will effectively guarantee, fully and unconditionally, the payment by the Trust of amounts due on the preferred securities as discussed herein and in the accompanying prospectus.

    We plan to list the preferred securities on the New York Stock Exchange under the symbol "AGCPrB." Trading on the New York Stock Exchange is expected to commence within 30 days after the preferred securities are first issued.

     INVESTING IN THE PREFERRED SECURITIES INVOLVES CERTAIN RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-6 OF THIS PROSPECTUS SUPPLEMENT.
                               ------------------

                                                                     PER
                                                              PREFERRED SECURITY       TOTAL
                                                              ------------------    ------------
Public offering price(1)....................................        $25.00          $100,000,000
Underwriting commission to be paid by American General......        $.7875            $3,150,000
Proceeds, before expenses, to the Trust.....................        $25.00          $100,000,000

(1) Plus accumulated distributions from December 7, 2000, if settlement occurs after that date.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The preferred securities will be ready for delivery in book-entry form only through The Depository Trust Company on or about December 7, 2000.

    "TRUPS(R)" is a registered service mark of Salomon Smith Barney Inc.
                               ------------------

SALOMON SMITH BARNEY
                MERRILL LYNCH & CO.
                               MORGAN STANLEY DEAN WITTER
                                            PRUDENTIAL SECURITIES
                                                      UBS WARBURG LLC
                               ------------------

BANC OF AMERICA SECURITIES LLC     BANC ONE CAPITAL MARKETS, INC.    FIRST UNION
SECURITIES, INC.
                               ------------------

          The date of this prospectus supplement is November 30, 2000.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
                       PROSPECTUS SUPPLEMENT
Summary Information -- Q&A..................................     S-3
Risk Factors................................................     S-6
American General Capital III................................     S-9
Capitalization..............................................    S-10
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
  Combined Fixed Charges and Preferred Stock Dividends......    S-11
Use of Proceeds.............................................    S-11
Selected Financial Data of American General.................    S-12
American General Corporation................................    S-14
Description of Securities...................................    S-15
Certain Terms of the Preferred Securities...................    S-15
Certain Terms of the Debentures.............................    S-21
Certain United States Federal Income Tax Consequences.......    S-23
ERISA Considerations........................................    S-27
Underwriting................................................    S-29
Legal Matters...............................................    S-31
Experts.....................................................    S-31

                             PROSPECTUS
Available Information.......................................       2
Incorporation by Reference..................................       3
Information Concerning Forward-Looking Statements...........       4
American General Corporation................................       4
The Trusts..................................................       4
Use of Proceeds.............................................       5
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
  Combined Fixed Charges and Preferred Stock Dividends......       6
Description of Junior Subordinated Debentures...............       6
Description of Preferred Securities.........................      18
Book-Entry Issuance.........................................      28
Description of Guarantees...................................      30
Relationship among the Preferred Securities, the
  corresponding Junior Subordinated Debentures and the
  Guarantees................................................      33
Description of Common Stock.................................      35
Description of Preferred Stock..............................      38
Plan of Distribution........................................      42
Legal Matters...............................................      43
Experts.....................................................      43

                               ------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement or the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement and the accompanying prospectus, respectively. American General's business, financial condition, results of operations and prospects may have changed since such dates.

     The following information concerning American General, the Trust, the preferred securities, the guarantee and the junior subordinated debentures adds to, and should be read in conjunction with, the information contained in the accompanying prospectus. Capitalized terms used in this prospectus supplement have the same meanings as in the accompanying prospectus.

                           SUMMARY INFORMATION -- Q&A

     This prospectus supplement and the accompanying prospectus are referred to collectively as the "Prospectus Documents" and should be read together. This summary highlights selected information from the Prospectus Documents to help you understand the preferred securities. You should carefully read the Prospectus Documents to understand fully the terms of the preferred securities, as well as the tax and other considerations that are important to you in making a decision about whether to invest in the preferred securities. You should pay special attention to the "Risk Factors" section beginning on page S-6 of this prospectus supplement to determine whether an investment in the preferred securities is appropriate for you.

     For your convenience, we make reference to specific page numbers in this prospectus supplement (pages S-1 through S-31) and the accompanying prospectus (pages 1 through 43) for more detailed information regarding some of the terms and concepts used throughout this prospectus supplement.

WHAT ARE THE PREFERRED SECURITIES?

     Each preferred security represents an undivided beneficial interest in the assets of the Trust. The underwriters are offering 4,000,000 preferred securities at a public offering price of $25 for each preferred security. See "Underwriting" beginning on page S-29.

WHO IS THE TRUST?

     American General Capital III, referred to as "the Trust," is a Delaware business trust. The Trust will sell its preferred securities to the public and its common securities to American General. The Trust will use the proceeds from these sales to buy a series of 8.05% Junior Subordinated Debentures due 2049 (the "debentures") from American General with the same economic terms as the preferred securities.

     There are five trustees of the Trust. Three of the trustees are employees or officers of American General, referred to as the "administrative trustees." Bankers Trust Company will act as the property trustee of the Trust and Bankers Trust (Delaware) will act as the Delaware trustee, in each case until removed or replaced by the holder of the common securities. For the purposes of compliance with the provisions of the Trust Indenture Act, Bankers Trust Company will also act as indenture trustee under the guarantee.

WHO IS AMERICAN GENERAL?

     American General, with assets of $123 billion and shareholders' equity of $6.9 billion as of September 30, 2000, is the parent company of one of the nation's largest diversified financial services organizations. American General's operating divisions deliver a wide range of retirement services, life insurance, consumer loans, and investments to 12 million customers through focused distribution channels.

     American General, headquartered in Houston, was incorporated as a general business corporation in Texas in 1980 and is the successor to American General Insurance Company, an insurance company incorporated in Texas in 1926. The principal executive offices of American General are located at 2929 Allen Parkway, Houston, Texas 77019-2155, and its telephone number is (713) 522-1111.

WHEN WILL YOU RECEIVE QUARTERLY DISTRIBUTIONS ON THE PREFERRED SECURITIES?

     If you purchase the preferred securities, you will be entitled to receive cumulative cash distributions at an annual rate of 8.05% of the liquidation amount of $25 per preferred security. Distributions will accumulate from December 7, 2000 and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2000.

WHEN CAN PAYMENT OF YOUR DISTRIBUTIONS BE DEFERRED?

     American General may, on one or more occasions, defer interest payments on the debentures for up to 20 consecutive quarterly periods unless an event of default under the debentures has occurred and is continuing. See "Description of Junior Subordinated Debentures -- Debenture Events of Default" beginning on page 13 for a description of the events of default under the debentures. A deferral of interest payments cannot extend beyond the stated maturity date of the debentures (which is December 31, 2049).

     If American General defers interest payments on the debentures, the Trust will also defer its distributions on the preferred securities to you. During this deferral period, distributions will continue to accumulate on the preferred securities at an annual rate of 8.05% of the liquidation amount of $25 per preferred security. Also, the deferred distributions will themselves accumulate distributions at an annual rate of 8.05% (to the extent permitted by law). Once American General makes all deferred interest payments on the debentures, with accrued interest, it may again defer interest payments on the debentures if no event of default under the debentures has then occurred and is continuing.

     During any period in which American General defers interest payments on the debentures, American General will not be permitted to (with certain exceptions described under "Description of Junior Subordinated Debentures -- Restrictions on Certain Payments" beginning on page 12):

     - pay a dividend or make any other payment or distribution on its capital stock;

     - redeem, purchase or make a liquidation payment on any of its capital stock; or

     - make a principal, premium or interest payment, or repurchase or redeem, any of its debt securities that rank equal with or junior to the debentures.

     If American General defers interest payments on the debentures, you will be required to accrue interest income for United States federal income tax purposes before you receive cash distributions. See "Certain United States Federal Income Tax Consequences" beginning on page S-23 and "Risk Factors -- Ability to Defer Distributions Has Tax Consequences For You and May Affect the Trading Price of the Preferred Securities" on page S-7.

WHEN CAN THE TRUST REDEEM THE PREFERRED SECURITIES?

     The Trust will redeem all of the outstanding preferred securities when the debentures are paid either at maturity on December 31, 2049, or upon early redemption.

     American General will pay the debentures at maturity on December 31, 2049 and may redeem the debentures before their maturity at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to the date of redemption:

     - in whole or in part on one or more occasions any time on or after December 7, 2005; or

     - in whole but not in part before December 7, 2005, if certain changes in tax or investment company law occur or will occur within 90 days (each of which is a "Special Event" more fully described on pages S-16 and S-17).

     If American General redeems any debentures before their maturity, the Trust will use the cash it receives on the redemption of the debentures to redeem, on a pro rata basis, preferred securities and common securities having an aggregate liquidation amount equal to the aggregate principal amount of the debentures redeemed, unless an event of default under the amended and restated declaration of trust of the Trust, referred to as the "trust agreement," or the "declaration," has occurred and is continuing, in which case the preferred securities will be redeemed before any common securities. An event of default with respect to the debentures or the guarantee constitutes an event of default under the trust agreement. See "Description of Junior Subordinated
Debentures -- Debenture Events of Default" beginning on page 13 and "Description of Guarantees -- Events of Default" beginning on page 31 for a description of an event of default in respect of the debentures and the guarantee. The redemption price will be equal to $25 per security plus accumulated distributions, if any.

WHAT IS THE NATURE OF AMERICAN GENERAL'S GUARANTEE OF THE PREFERRED SECURITIES?

     American General will fully and unconditionally guarantee the preferred securities through a combination of:

     - its obligations to make payments on the debentures;

     - its obligations under its guarantee of the preferred securities, referred to as the "guarantee;" and

     - its obligations under the trust agreement and its junior subordinated indenture, referred to as the "indenture."

     If American General does not make a required payment on the debentures, the Trust will not have sufficient funds to make the related payment on the preferred securities. The guarantee does not cover payments on the preferred securities when the Trust does not have sufficient funds to make such payments. American General's obligations under the debentures are junior to its obligations to make payments on its Senior Indebtedness (as such term is defined on page 16), and American General's obligations under the guarantee are junior to its obligations to make payments on its Senior Indebtedness in the same manner as the debentures. See "Risk Factors -- American General's Obligations Under the Debentures and the Guarantee Are Subordinated" on page S-6.

WHEN CAN THE DEBENTURES BE DISTRIBUTED TO YOU?

     American General, as the sponsor of the Trust, has the right to dissolve the Trust at any time. If American General exercises this right to dissolve the Trust, the Trust will be liquidated by distribution of the debentures to holders of the preferred securities and the common securities.

WHAT HAPPENS IF THE TRUST IS DISSOLVED AND THE DEBENTURES ARE NOT DISTRIBUTED?

     The Trust may also be dissolved in circumstances where the debentures will not be distributed to you. In those situations, after satisfaction of creditors of the Trust, if any, the Trust will be obligated to pay in cash the liquidation amount of $25 for each preferred security plus accumulated distributions to the date such payment is made. The Trust will be able to make this liquidation distribution only if the debentures are paid or redeemed by American General.

WILL THE PREFERRED SECURITIES BE LISTED ON A STOCK EXCHANGE?

     We plan to list the preferred securities on the New York Stock Exchange under the symbol "AGCPrB." Trading of the preferred securities on the New York Stock Exchange is expected to commence within 30 days after the preferred securities are first issued. You should be aware that the listing of the preferred securities will not necessarily ensure that a liquid trading market for the preferred securities will develop or be maintained.

     If the Trust distributes the debentures, American General will use its best efforts to list them on the New York Stock Exchange or any other exchange or other organization on which the preferred securities are then listed.

IN WHAT FORM WILL THE PREFERRED SECURITIES BE ISSUED?

     The preferred securities will be represented by one or more global securities that will be deposited with, or on behalf of, and registered in the name of, The Depository Trust Company, New York, New York ("DTC") or its nominee. This means that you will not receive a certificate for your preferred securities but, instead, will hold your interest through DTC's book-entry system. The preferred securities will be ready for delivery through DTC on or about December 7, 2000.

                                  RISK FACTORS

     Your investment in the preferred securities will involve certain risks. You should carefully consider the following discussion of risks, and the other information included or incorporated by reference in the Prospectus Documents, before deciding whether an investment in the preferred securities is suitable for you.

AMERICAN GENERAL'S OBLIGATIONS UNDER THE DEBENTURES AND THE GUARANTEE ARE SUBORDINATED

     American General's obligations under the debentures are unsecured and will rank junior in priority of payment to American General's Senior Indebtedness. This means that American General may not make any payments of principal (including redemption payments) or interest on the debentures if it defaults on a payment on its Senior Indebtedness. Also, payments on the debentures may be blocked for up to 180 days in the event of certain non-payment defaults by American General on its Senior Indebtedness. For more information on the subordination provisions, see "Description of Junior Subordinated
Debentures -- Subordination" beginning on page 15. In the event of the bankruptcy, liquidation or dissolution of American General, its assets would be available to pay obligations under the debentures only after all payments had been made on its Senior Indebtedness. At September 30, 2000, on a pro forma basis, as if on that date American General and the Trust had issued and sold the preferred securities and the debentures and applied the estimated net proceeds thereof as described in this prospectus supplement, the total amount of American General's Senior Indebtedness would have been approximately $3.6 billion. See "Capitalization" on page S-10 and "Use of Proceeds" on page S-11.

     American General's obligations under the guarantee are unsecured and will rank in priority of payment:

     - junior to all of American General's Senior Indebtedness in the same manner as the debentures; and

     - equally with certain guarantees previously issued by American General with respect to certain preferred securities and with all other guarantees of securities issued by affiliates of American General similar to the preferred securities issued by the Trust.

     This means that American General cannot make any payments on the guarantee if it defaults on a payment of any of its Senior Indebtedness. In the event of the bankruptcy, liquidation or dissolution of American General, its assets would be available to pay obligations under the guarantee only after all payments had been made on its Senior Indebtedness.

     Also, since American General is a holding company, rights to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of holders of preferred securities or debentures to benefit indirectly from such distribution) are subject to the prior claims of creditors of that subsidiary, except to the extent that American General may itself be a creditor of that subsidiary. Claims on American General's subsidiaries by other creditors include substantial claims for policy benefits and debt obligations, as well as other liabilities incurred in the ordinary course of business. In addition, since many of American General's subsidiaries are insurance companies subject to regulatory control by various state insurance departments, the ability of such subsidiaries to pay dividends to American General without prior regulatory approval is limited by applicable laws and regulations. Further, certain non-insurance subsidiaries are similarly restricted in their ability to make dividend payments by long-term debt agreements.

     Neither the debentures nor the guarantee will limit the ability of American General and its subsidiaries to incur additional indebtedness, including indebtedness that ranks senior in priority of payment to the debentures and the guarantee.

     For more information, see "Certain Terms of the Debentures -- Subordination" on page S-21 and "Description of
Guarantees -- Status of the Guarantees" on page 31.

GUARANTEE COVERS PAYMENTS ONLY IF THE TRUST HAS CASH AVAILABLE

     The ability of the Trust to pay distributions on the preferred securities, the redemption price of the preferred securities and the liquidation amount of each preferred security is solely dependent upon

American General making the related payments on the debentures when due.

     If American General defaults on its obligation to pay principal (including redemption payments) or interest on the debentures, the Trust will not have sufficient funds to pay distributions, the redemption price or the liquidation amount of each preferred security. In those circumstances, you will not be able to rely upon the guarantee for payment of these amounts because the guarantee covers such payment only when the Trust has sufficient funds on hand but fails to make such payment.

     Instead, you may:

     - seek legal redress against American General directly or seek other remedies to collect your pro rata share of payments owed; or

     - rely on the property trustee to enforce the Trust's rights under the debentures.

ABILITY TO DEFER DISTRIBUTIONS HAS TAX CONSEQUENCES FOR YOU AND MAY AFFECT THE TRADING PRICE OF THE PREFERRED SECURITIES

     So long as no event of default under the debentures has occurred and is continuing, American General may, on one or more occasions, defer interest payments to the Trust on the debentures as described in this prospectus supplement. See "Certain Terms of the Debentures -- Option to Extend Interest Payment Period" on page S-22. If American General defers interest payments on the debentures, the Trust will defer distributions on the preferred securities to you during any deferral period.

     If American General defers interest payments on the debentures, you will be required to accrue interest income, as original issue discount or "OID," in respect of the deferred stated interest allocable to your share of the preferred securities for United States federal income tax purposes. As a result, you will include such income in gross income for United States federal income tax purposes prior to the receipt of any cash distributions. In addition, you will not receive cash from the Trust related to such income if you dispose of your preferred securities prior to the record date on which distributions of such amounts are made.

     American General has no current intention of deferring interest payments on the debentures. However, if American General exercises its right to do so in the future, the preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the debentures. If you sell the preferred securities during an interest deferral period, you may not receive the same return on investment as someone else who continues to hold the preferred securities. In addition, the existence of American General's right to defer payments of interest on the debentures may mean that the market price for the preferred securities (which represent an undivided beneficial interest in the debentures) may be more volatile than other securities that do not have this right.

     See "Certain United States Federal Income Tax Consequences" beginning on page S-23 for more information regarding United States federal income tax consequences.

PREFERRED SECURITIES MAY BE REDEEMED BEFORE DECEMBER 7, 2005, IF A SPECIAL EVENT OCCURS

     Upon the occurrence of a Special Event before December 7, 2005, American General may redeem the debentures, in whole, but not in part, at a redemption price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to the redemption date. The Trust will use the cash it receives on any such redemption of the debentures to redeem an equivalent liquidation amount of the preferred securities and the common securities on a pro rata basis, unless an event of default under the trust agreement has occurred and is continuing, in which case the preferred securities will be redeemed before any common securities.

     See "Certain Terms of the Preferred Securities -- Special Event Redemption" beginning on page S-16 for more information.

PREFERRED SECURITIES MAY BE REDEEMED ON OR AFTER DECEMBER 7, 2005, AT AMERICAN GENERAL'S OPTION

     At American General's option, the debentures may be redeemed, in whole or in part, at any time on or after December 7, 2005, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the redemption date. See "Certain Terms of the

Debentures -- Redemption" on page S-21. You should assume that American General will exercise its redemption option when prevailing interest rates at the time are lower than the interest rate on the debentures, so that the redemption proceeds generally will not be able to be reinvested in a comparable security at as high a rate. If American General exercises such redemption option, the Trust will use the cash it receives on the redemption of the debentures to redeem an equivalent liquidation amount of the preferred securities and the common securities on a pro rata basis, unless an event of default under the trust agreement has occurred and is continuing, in which case the preferred securities will be redeemed before any common securities.

     See "Certain Terms of the Preferred Securities -- Redemption" on page S-16 for more information.

DISTRIBUTION OF DEBENTURES MAY HAVE A POSSIBLE ADVERSE EFFECT ON TRADING PRICE

     American General has the right to dissolve the Trust at any time. If American General dissolves the Trust, the Trust will be liquidated by distribution of the debentures to holders of the preferred securities and the common securities.

     Under current United States federal income tax laws, a distribution of debentures to you on the dissolution of the Trust would not be a taxable event to you. Nevertheless, if the Trust is classified for United States federal income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of debentures to you would be a taxable event. In addition, if there is a change in law, a distribution of debentures to you on the dissolution of the Trust could also be a taxable event.

     American General has no current intention of causing the termination of the Trust and the distribution of the debentures. However, there are no restrictions on its ability to do so at any time. American General anticipates that it would consider exercising this right in the event that expenses associated with maintaining the Trust were substantially greater than currently expected, such as if a Special Event occurred. American General cannot predict the other circumstances under which this right would be exercised.

     Although American General will use its best efforts to list the debentures on the New York Stock Exchange (or any other exchange or organization on which the preferred securities are then listed) if they are distributed, we cannot assure you that the debentures will be approved for listing or that a liquid trading market for the debentures will develop or be maintained.

     American General cannot predict the market prices for the debentures that may be distributed. Accordingly, the debentures that you receive on a distribution, or the preferred securities you hold pending such a distribution, may trade at a discount to the price that you paid to purchase the preferred securities.

     Because you may receive debentures, you should make an investment decision with regard to the debentures in addition to the preferred securities. You should carefully review all the information regarding the debentures contained in the Prospectus Documents. See "Certain United States Federal Income Tax Consequences -- Receipt of Debentures or Cash Upon Liquidation of the Trust" on page S-25 for more information.

LIMITED VOTING RIGHTS

     You will have limited voting rights. In general, unless an event of default under the trust agreement has occurred and is continuing, only American General may elect or remove any of the trustees, and in no event may holders of the preferred securities remove the administrative trustees.

     See "The Trusts" beginning on page 4 and "Certain Terms of the Preferred Securities -- Voting Rights" beginning on page S-17 for more information.

                          AMERICAN GENERAL CAPITAL III

GENERAL

     The Trust is a statutory business trust formed under Delaware law. The declaration of trust for the Trust will be amended and restated in its entirety, referred to as the "declaration" or the "trust agreement," substantially in a form to be filed as an exhibit to a Current Report on Form 8-K filed by American General and incorporated by reference into the registration statement of which this prospectus supplement and the accompanying prospectus form a part. The declaration will be qualified as an indenture under the Trust Indenture Act. Upon issuance of the preferred securities, the purchasers thereof will own all of the preferred securities. American General will directly or indirectly acquire common securities in an aggregate liquidation amount equal to at least 3% of the total capital of the Trust and will own all of the issued and outstanding common securities. The Trust exists for the exclusive purposes of:

     - issuing the preferred securities and the common securities representing undivided beneficial interests in the assets of the Trust;

     - investing the gross proceeds of the preferred securities and the common securities in the debentures; and

     - engaging in only those other activities necessary, appropriate, convenient or incidental thereto.

The Trust has a term of approximately 55 years, but may be terminated earlier as provided in the declaration.

     Pursuant to the declaration, the number of trustees initially is five. Three of the trustees are employees or officers of American General. Bankers Trust Company will serve as property trustee under the declaration and as indenture trustee for the purposes of the Trust Indenture Act. Bankers Trust (Delaware) will act as the Delaware trustee. The property trustee and the Delaware trustee may at any time be removed or replaced by the holder of the common securities. For purposes of compliance with the provisions of the Trust Indenture Act, Bankers Trust Company will also act as indenture trustee under the guarantee. See "Description of Guarantees" beginning on page 30.

     The property trustee will hold title to the debentures for the benefit of the Trust and the holders of the preferred securities and common securities and, so long as the debentures are held by the Trust, the property trustee will have the power to exercise all rights, powers, and privileges of a holder of debentures under the indenture. In addition, the property trustee will maintain exclusive control of a segregated non-interest bearing bank account to hold all payments made in respect of the debentures for the benefit of the holders of the preferred securities and common securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the preferred securities and common securities out of funds from the property account. Bankers Trust Company will hold the guarantee for the benefit of the holders of the preferred securities. American General, as the direct or indirect holder of all the common securities, will have the right to appoint, remove or replace any trustee (subject to the limitations set forth in the declaration) and to increase or decrease the number of trustees. American General will pay all fees, expenses, debts and obligations (other than with respect to the preferred securities and common securities) related to the Trust and the offering of the preferred securities.

     The rights of the holders of the preferred securities, including economic rights, rights to information and voting rights are set forth in the declaration, the Delaware Business Trust Act, as amended, the indenture and the Trust Indenture Act. See "Certain Terms of the Preferred Securities" beginning on page S-15.

ACCOUNTING TREATMENT

     The financial statements of the Trust will be reflected in American General's consolidated financial statements, with the preferred securities shown as "Company-obligated mandatorily redeemable preferred securities of subsidiaries holding solely company subordinated notes." In a footnote to American General's audited consolidated financial statements, there will be a statement that the Trust is wholly-owned by American General and that the sole asset of the Trust is the debentures (indicating the principal amount, interest rate and maturity date thereof). See "Capitalization" on page S-10.

                                 CAPITALIZATION

     The following table sets forth the consolidated short-term debt and capitalization of American General as of September 30, 2000, and as adjusted to give effect to the consummation of the offering of the preferred securities and other long-term debt issued subsequent to September 30, 2000, and the application of the proceeds thereof. See "Use of Proceeds" on page S-11. The following data should be read in conjunction with the consolidated financial statements and notes thereto of American General incorporated by reference herein as described in "Incorporation by Reference" on page 3.

                                                                 September 30, 2000
                                                              -------------------------
                                                                                AS
                                                              HISTORICAL    ADJUSTED(a)
                  (UNAUDITED, IN MILLIONS)                    ----------    -----------
Short-term debt
     Corporate..............................................   $ 2,165        $ 1,819
     Consumer Finance.......................................     5,018          5,018
                                                               -------        -------
          Total short-term debt.............................   $ 7,183        $ 6,837
                                                               =======        =======
Long-term debt
     Corporate..............................................   $ 1,088        $ 1,337
     Consumer Finance.......................................     5,760          5,760
                                                               -------        -------
          Total long-term debt..............................     6,848          7,097
                                                               -------        -------
Company-obligated mandatorily redeemable preferred
  securities of subsidiaries holding solely company
  subordinated notes
     Non-convertible........................................     1,970          2,067
                                                               -------        -------
          Total redeemable equity...........................     1,970          2,067
                                                               -------        -------
Shareholders' equity
     Common stock...........................................       882            882
     Retained earnings......................................     8,099          8,099
     Accumulated other comprehensive income (loss)(b).......    (1,101)        (1,101)
     Cost of treasury stock.................................      (933)          (933)
                                                               -------        -------
          Total shareholders' equity........................     6,947          6,947
                                                               -------        -------
          Total capitalization (excluding short-term
            debt)...........................................   $15,765        $16,111
                                                               =======        =======

---------------

(a) Reflects application of the proceeds from the offering of the preferred securities, the issuance by American General of $250 million principal amount of long-term debt in November 2000, and the use of the net proceeds therefrom to repay short-term indebtedness.

(b) Includes $1.1 billion net unrealized losses on fixed maturity securities at September 30, 2000, due to the effect of SFAS 115. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in American General's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, incorporated by reference herein as described in "Incorporation by Reference" on page 3.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends of American General for the periods indicated.

                                                    NINE MONTHS
                                                       ENDED
                                                   SEPTEMBER 30,       YEARS ENDED DECEMBER 31,
                                                   -------------   --------------------------------
                                                   2000    1999    1999   1998   1997   1996   1995
                                                   -----   -----   ----   ----   ----   ----   ----
Ratio of earnings to fixed charges:
  Consolidated operations........................   2.7     3.5    3.4    2.9    2.5    2.5    2.3
  Consolidated operations, corporate fixed
     charges only................................   7.3     9.6    9.3    7.3    6.4    6.4    5.3
Ratio of earnings to combined fixed charges and
  preferred stock dividends:
  Consolidated operations........................   2.3     2.9    2.8    2.4    2.1    2.3    2.2
  Consolidated operations, corporate fixed
     charges and preferred stock dividends
     only........................................   4.4     5.8    5.6    4.3    3.7    4.7    4.7

     For purposes of computing these ratios, earnings represent income before income tax expense, net dividends on preferred securities of subsidiaries, and minority interest, adjusted for undistributed income of an equity investee and fixed charges (excluding capitalized interest). Fixed charges consist primarily of interest expense (including capitalized interest) on short-term and long-term borrowings. Preferred stock dividends consist of dividends on preferred securities of subsidiaries and convertible preferred stock.

                                USE OF PROCEEDS

     The proceeds from the sale of the preferred securities will be invested by the Trust in debentures of American General issued pursuant to the indenture described herein. American General intends to use all of the net proceeds from the sale of the debentures to repay short-term indebtedness. As of November 29, 2000, the weighted average interest rate of such short-term indebtedness was 6.67%.

                  SELECTED FINANCIAL DATA OF AMERICAN GENERAL

     The following table presents selected financial data of American General and its consolidated subsidiaries for the periods indicated. All data presented includes the operating results and financial position of USLIFE Corporation ("USLIFE"), which was acquired June 17, 1997. The acquisition was accounted for using the pooling of interests method and, accordingly, American General's consolidated financial statements for all periods prior to the acquisition have been restated to include the results of operations, financial position, and cash flows of USLIFE.

     The financial data as of December 31, 1999, 1998, 1997, 1996, and 1995 and for the five years ended December 31, 1999 was derived from American General's audited consolidated financial statements, incorporated herein by reference.

     The financial data as of and for the nine months ended September 30, 2000 and 1999 was derived from American General's unaudited quarterly financial statements (incorporated herein by reference from American General's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000), which, in the opinion of management, reflect all adjustments necessary for a fair presentation of such data. The data for the nine months ended September 30, 2000 and 1999 is not necessarily indicative of results of operations for the entire year. The data should be read in conjunction with the consolidated financial statements, related notes, "Management's Discussion and Analysis," and other financial information incorporated by reference herein.

                                          NINE MONTHS
                                             ENDED
                                         SEPTEMBER 30,                  YEARS ENDED DECEMBER 31,
                                        ----------------    ------------------------------------------------
                                         2000      1999      1999       1998       1997      1996      1995
            (IN MILLIONS)                ----      ----      ----       ----       ----      ----      ----
OPERATING RESULTS
Premiums and other considerations.....  $2,903    $2,866    $ 3,772    $ 3,605    $3,362    $3,244    $2,969
Net investment income.................   4,054     3,897      5,232      5,095     4,020     3,773     3,584
Finance charges.......................   1,203     1,077      1,455      1,354     1,265     1,450     1,492
Realized investment gains (losses)....    (129)      (12)       (19)         6        40        62        18
Equity in earnings of investee........      --        --         --         --        54        40        43
Other.................................     234       181        239        191       186       145       130
                                        ------    ------    -------    -------    ------    ------    ------
         Total revenues...............   8,265     8,009     10,679     10,251     8,927     8,714     8,236
                                        ------    ------    -------    -------    ------    ------    ------
Insurance and annuity benefits........   4,128     4,020      5,313      5,159     4,332     4,218     4,085
Operating costs and expenses..........   1,819     1,824      2,444      2,486     2,220     2,129     1,852
Provision for finance receivable
  losses..............................     147       150        207        212       248       417       574
Interest expense
    Corporate.........................     167       146        197        181       158       162       197
    Consumer Finance..................     514       420        574        512       461       493       518
Litigation settlements and other
  charges.............................     315(a)     --         57(b)     378(b)     50(b)     50(b)     --
Merger-related costs..................      --        --         --         --       272(b)     --        --
Loss on sale of non-strategic
  assets..............................      --        --         --         --       113(b)    165(b)     --
                                        ------    ------    -------    -------    ------    ------    ------
         Total benefits and
           expenses...................   7,090     6,560      8,792      8,928     7,854     7,634     7,226
                                        ------    ------    -------    -------    ------    ------    ------
Income before income tax expense......   1,175     1,449      1,887      1,323     1,073     1,080     1,010
Income tax expense....................     401       507        664        459       447       387       341
                                        ------    ------    -------    -------    ------    ------    ------
Income before net dividends on
  preferred securities of subsidiaries
  and minority interest...............     774       942      1,223        864       626       693       669
Net dividends on preferred securities
  of subsidiaries.....................      76        68         92         89        84        40        19
Minority interest in net income of
  investee............................      --        --         --         11        --        --        --
                                        ------    ------    -------    -------    ------    ------    ------
         Net income...................  $  698(a) $  874    $ 1,131(c) $   764(d) $  542(e) $  653(f) $  650
                                        ======    ======    =======    =======    ======    ======    ======

                                     SEPTEMBER 30,                        DECEMBER 31,
                                  -------------------   -------------------------------------------------
                                    2000       1999       1999       1998      1997      1996      1995
                                    ----       ----       ----       ----      ----      ----      ----
(IN MILLIONS)

FINANCIAL POSITION
Total assets(g).................  $123,202   $111,275   $115,447   $105,107   $80,620   $74,134   $69,083
Invested assets(g)..............    72,640     69,790     68,335     69,863    54,006    50,832    49,598
Finance receivables, net........    11,257      9,790     10,634      9,275     7,639     7,230     7,918
Debt (including short-term)
    Corporate...................     3,253      3,038      3,120      2,743     1,916     2,102     2,295
    Consumer Finance............    10,778      9,471     10,206      8,863     7,266     7,630     7,470
Total liabilities (excluding
  debt).........................   100,254     89,632     93,777     82,902    62,129    56,331    51,480
Redeemable equity...............     1,970      1,924      1,924      1,728     1,726     1,227       729
Shareholders' equity(g).........     6,947      7,210      6,420      8,871     7,583     6,844     7,109

---------------

(a) Includes effect of aftertax charges of $175 million for settlement of industrial life insurance litigation and $32 million for alleged fraud loss. See Note 9 of Item 1 within American General's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, incorporated herein by reference.

(b) See Note 3 of Item 8 within American General's Annual Report on Form 10-K for the years ended December 31, 1999 and 1998, incorporated herein by reference.

(c) Includes effect of $36 million aftertax charge for litigation settlement related to financing of satellite dishes (see Note (b) above).

(d) Includes effect of $246 million aftertax litigation charge for market conduct class action lawsuits (see Note (b) above).

(e) Includes effect of $247 million aftertax USLIFE merger-related costs, $73 million aftertax loss on sale of non-strategic assets, and $33 million aftertax litigation charge (see Note (b) above).

(f) Includes effect of $111 million aftertax loss on sale of non-strategic assets and $32 million aftertax write-down of USLIFE group business (see Note (b) above).

(g) Includes effect of SFAS 115. To facilitate analysis of period-to-period balances, the effect of SFAS 115 on reported balances was as follows:

                                                      SEPTEMBER 30,                   DECEMBER 31,
                                                     ---------------   -------------------------------------------
                                                      2000     1999     1999      1998     1997     1996     1995
                                                      ----     ----     ----      ----     ----     ----     ----
       (IN MILLIONS)
       Increase (decrease) in assets...............  $(1,143)  $(412)  $(1,426)  $2,436   $1,782   $  949   $1,956
       Increase (decrease) in invested assets......   (1,502)   (395)   (1,750)   3,519    2,786    1,488    3,071
       Increase (decrease) in shareholders' equity...  (1,121)  (267)   (1,304)   1,575    1,154      610    1,265

                          AMERICAN GENERAL CORPORATION

     American General Corporation ("American General" or the "Company"), with assets of $123 billion and shareholders' equity of $6.9 billion as of September 30, 2000, is the parent company of one of the nation's largest diversified financial services organizations. Our operating divisions deliver a wide range of retirement services, life insurance, consumer loans, and investments to 12 million customers through focused distribution channels. American General, a general business corporation headquartered in Houston, is the successor to American General Insurance Company, an insurance company incorporated in Texas in 1926. Our principal executive offices are located at 2929 Allen Parkway, Houston, Texas 77019-2155, and our telephone number is (713) 522-1111.

RETIREMENT SERVICES

     The retirement services division represented 37% of our total division earnings for the year ended December 31, 1999, and 39% for the nine months ended September 30, 2000. The division, with assets of $71 billion at September 30, 2000, is a leading provider of retirement products and services, and ranks as the nation's third-largest writer of annuities. A broad range of retirement savings products is offered through a sales force of over 1,800 financial advisors and more than 36,000 financial institution representatives.

     The division sells tax-qualified annuities and mutual funds to employees of educational, health care, and government entities, and other not-for-profit organizations. The division also markets non-qualified annuities through financial institution representatives at 320 banks and other financial institutions. The non-qualified annuities are developed jointly with the financial institution and tailored to meet the customers' specific needs. The division has approximately 3.0 million customer accounts.

LIFE INSURANCE

     The life insurance division represented 48% of our total division earnings for the year ended December 31, 1999, and 46% for the nine months ended September 30, 2000. This division is the second-largest writer of new individual life insurance in the United States and offers a comprehensive portfolio of life and annuity products.

     With assets of $38 billion at September 30, 2000, the division provides traditional, interest-sensitive, and variable life insurance and annuities to 8 million customers. The division reaches its customers through a distribution system of 37,000 independent and career agents, as well as banks, broker-dealers, and financial planners.

CONSUMER FINANCE

     The consumer finance division represented 15% of our total division earnings for the year ended December 31, 1999, and 15% for the nine months ended September 30, 2000. The division is a leading provider of mortgages, consumer loans, and credit-related insurance products. Gross finance receivables, consisting of 62% real estate-secured loans, totaled $11.6 billion at September 30, 2000.

     The division services 2.2 million customer accounts through a nationwide network of 1,330 branch offices located in 41 states and through financing programs with 16,000 retail merchants. In addition to the mortgages originated by the branch offices, the division acquires loans through bulk purchases.

                           DESCRIPTION OF SECURITIES

     The Prospectus Documents contain the material terms and conditions for these securities, however, the summaries in this prospectus supplement are not meant to be a complete description of the preferred securities, the guarantee and the debentures. For more information, refer to the trust agreement, the indenture and the guarantee. Forms of these documents are filed as exhibits to the registration statement of which the prospectus is a part. All terms used in the Prospectus Documents that are not defined in the Prospectus Documents have the meanings given to them in the trust agreement, the indenture and the guarantee.

                   CERTAIN TERMS OF THE PREFERRED SECURITIES

DISTRIBUTIONS

     The preferred securities represent undivided beneficial interests in the assets of the Trust. The only assets of the Trust will be the debentures. Distributions on the preferred securities are cumulative and will accumulate from December 7, 2000 at the annual rate of 8.05% of the $25 liquidation amount of each preferred security. Distributions will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2000. Distributions not paid when due will themselves accumulate distributions at the annual rate of 8.05% (to the extent permitted by law). When we refer to any payment of distributions, any such additional distributions are included. The amount of distributions payable for any full quarterly period will be computed on the basis of a 360-day year of twelve 30-day months. The amount of distributions payable for any partial period will be computed on the basis of the actual number of days elapsed in such period.

     If distributions are payable on a date that is not a business day (as defined below), payment will be made on the next business day (and without any interest or other payment in respect of such delay). However, if the next business day is in the next calendar year, payment of distributions will be made on the preceding business day. A "business day" means any day other than a Saturday or a Sunday or a day on which banking institutions in New York, New York are authorized or required by law or executive order to close.

DEFERRAL OF DISTRIBUTIONS

     So long as no event of default has occurred and is continuing under the debentures, American General may, on one or more occasions, defer interest payments on the debentures to the Trust for up to 20 consecutive quarterly periods. A deferral of interest payments cannot extend beyond the stated maturity date of the debentures on December 31, 2049. If American General defers interest payments on the debentures, the Trust will also defer quarterly distributions on the preferred securities to you. During a deferral period, the amount of distributions due to you would continue to accumulate and such deferred distributions will themselves accumulate distributions at the rate stated above (to the extent permitted by law).

     Once American General makes all deferred interest payments on the debentures, with accrued interest, it may again defer interest payments on the debentures if no event of default under the debentures has then occurred and is continuing.

     American General has no current intention of deferring interest payments on the debentures. If American General defers interest payments on the debentures, American General will be subject to certain restrictions relating to the payment of dividends on or redemption of its capital stock and payments on its debt securities that rank equal with or junior to the debentures. See "Certain Terms of the Debentures -- Option to Extend Interest Payment Period" on page S-22.

PAYMENT OF DISTRIBUTIONS

     Distributions on the preferred securities will be payable to holders named on the securities register of the Trust on the relevant record date. As long as the preferred securities are represented by a global security, the record date for the payment of distributions will be one business day before the relevant payment date. If the preferred securities are ever issued in certificated form, the record date for the payment of distributions will be the 15th day of the last month of each quarterly distribution period, even if that day is not a business day.

     As long as the preferred securities are represented by a global security, payments on the preferred securities will be made in immediately available funds to DTC, the depositary for the preferred securities. If the preferred securities are ever issued in certificated form, payment of distributions on the preferred securities will be made by check mailed on or before the due date to the holders thereof on the relevant record date.

REDEMPTION

     American General will repay the debentures at maturity on December 31, 2049. American General may redeem the debentures before their maturity:

     - in whole or in part on one or more occasions any time on or after December 7, 2005; and

     - in whole but not in part before December 7, 2005, if certain changes in tax or investment company law occur or will occur within 90 days (each of which is a "Special Event" more fully described below).

     When American General repays some or all of the debentures, either at maturity on December 31, 2049 or upon early redemption, the Trust will use the cash it receives upon the redemption of the debentures to redeem a like liquidation amount of the preferred securities and, unless an event of default under the trust agreement has occurred and is continuing, the common securities. The preferred securities and common securities (if applicable) will be redeemed at a price equal to their liquidation amount of $25 per security plus accumulated distributions, if any. The redemption price for the debentures is 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See "Certain Terms of the Debentures -- Redemption" on page S-21.

     If less than all the preferred securities and common securities are to be redeemed in situations where common securities may be redeemed consistent with the provisions described under "-- Subordination of Common Securities" on page S-18, then the aggregate liquidation amount of preferred securities and common securities to be redeemed will be allocated pro rata based on the liquidation amount of the preferred securities and the common securities.

SPECIAL EVENT REDEMPTION

     Upon the occurrence of a Tax Event or an Investment Company Event, as defined below (each a "Special Event"), before December 7, 2005, American General may redeem the debentures, in whole but not in part, within 90 days following the occurrence of the Special Event.

     "Tax Event" means that the Trust has received an opinion of counsel experienced in such matters to the effect that, as a result of any:

     - amendment to, or change (including any announced proposed change) in, the laws or regulations of the United States or any political subdivision or taxing authority affecting taxation; or

     - official or administrative pronouncement or action, or judicial decision, interpreting or applying such laws or regulations where such change or amendment becomes effective, or such pronouncement, action or decision is announced or occurs, on or after the date of this prospectus supplement, there is more than an insubstantial risk that:

     - the Trust is or, within 90 days of the date of such opinion, would be subject to United States federal income tax with respect to interest accrued or received on the debentures;

     - interest payable by American General on the debentures is not or, within 90 days of the date of such opinion, would not be deductible by American General in whole or in part for United States federal income tax purposes; or

     - the Trust is or, within 90 days of the date of such opinion, would be subject to more than a minimal amount of other taxes, duties, assessments or other governmental charges.

     "Investment Company Event" means that the Trust has received an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the Trust is or will be considered an "investment company" under the Investment Company Act of 1940 that is required to be registered under this law, which change becomes effective on or after the date of this prospectus supplement.

REDEMPTION PROCEDURES

     The Trust will give you at least 30 days, but not more than 60 days, written notice before any redemption of preferred securities. To the extent funds are available for payment, the Trust will irrevocably deposit with DTC sufficient funds to pay the redemption amount for the preferred securities being redeemed. The Trust will also give DTC irrevocable instructions and authority to pay the redemption amount in immediately available funds to the beneficial owners of the global securities representing the preferred securities. Distributions to be paid on or before the redemption date for any preferred securities called for redemption will be payable to the holders on the record dates for the related dates of distribution.

     Once notice of redemption is given and funds are irrevocably deposited, distributions on the preferred securities will cease to accumulate immediately prior to the close of business on the redemption date and all rights of the holders of the preferred securities called for redemption will cease, except for the right to receive the redemption amount (but without interest on such redemption amount).

     If any redemption date is not a business day, then the redemption amount will be payable on the next business day (and without any interest or other payment in respect of any such delay).

     If payment of the redemption amount for any preferred securities called for redemption is improperly withheld or refused and not paid either by the Trust or by American General, distributions on the preferred securities will continue to accumulate at the applicable rate from the original redemption date scheduled to the actual date of payment. In this case, the actual payment date will be considered the redemption date for purposes of calculating the redemption amount.

     In compliance with applicable law (including the United States federal securities laws), American General or its affiliates may, at any time, purchase outstanding preferred securities by tender, in the open market, or by private agreement or otherwise.

EVENTS OF DEFAULT

     An event of default under the indenture (an "indenture event of default") constitutes an event of default under the declaration with respect to the preferred securities (a "declaration event of default"), provided that pursuant to the declaration, the holder of the common securities will be deemed to have waived any declaration event of default with respect to the common securities until all declaration events of default with respect to the preferred securities have been cured, waived or otherwise eliminated. Until such declaration event of default with respect to the preferred securities has been cured, waived or otherwise eliminated, the property trustee will be deemed to be acting solely on behalf of the holders of the preferred securities and only the holders of the preferred securities will have the right to direct the property trustee with respect to certain matters under the declaration, and therefore the indenture.

     Upon the occurrence of a declaration event of default, the indenture trustee or the property trustee will have the right under the indenture to declare the principal of and interest on the debentures to be immediately due and payable.

VOTING RIGHTS

     Subject to the requirement of the property trustee obtaining a tax opinion in certain circumstances set forth in the last sentence of this paragraph, the holders of a majority in aggregate liquidation amount of the preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the property trustee, or direct the exercise of any trust or power conferred upon the property trustee under the declaration, including the right to direct the property trustee, as holder of the debentures, to

     - exercise the remedies available under the indenture with respect to the debentures,

     - waive any past indenture event of default that is waivable under the indenture, or

     - exercise any right to rescind or annul a declaration that the principal of all the debentures shall be due and payable, or consent to any amendment, modification or termination of the indenture or the debentures, where such consent should be required;

provided, however, that, where a consent or action under the indenture would require the consent or act of the holders of greater than a majority in principal amount of debentures affected thereby (a "super-majority"), the property trustee may only give such consent or take such action at the written direction of the holders of at least the proportion in liquidation amount of the preferred securities which the relevant super-majority represents of the aggregate principal amount of the debentures outstanding. The property trustee shall notify all holders of the preferred securities of any notice of default received from the indenture trustee with respect to the debentures. Except with respect to directing the time, method and place of conducting a proceeding for a remedy, the property trustee shall not take any of the actions described in the bullet points above unless the property trustee has obtained an opinion of tax counsel to the effect that, as a result of such action, the Trust will not be classified as an association taxable as a corporation for United States federal income tax purposes.

     In the event the consent of the property trustee, as the holder of the debentures, is required under the indenture with respect to any amendment, modification or termination of the indenture or the debentures, the property trustee shall request the direction of the holders of the preferred securities with respect to such amendment, modification or termination and shall vote with respect to such amendment, modification or termination as directed by a majority in liquidation amount of the preferred securities voting together as a single class; provided, however, that where a consent under the indenture would require the consent of a super-majority, the property trustee may only give such consent at the direction of the holders of at least the proportion in liquidation amount of the preferred securities which the relevant super-majority represents of the aggregate principal amount of the debentures outstanding. The property trustee shall not take any such action in accordance with the directions of the holders of the preferred securities unless the property trustee has obtained an opinion of tax counsel to the effect that the Trust will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

     In addition to the provisions described under "Description of Preferred Securities -- Voting Rights; Amendment of Each Declaration" on page 25, the declaration may be amended by the trustees and American General with (1) the consent of holders representing a majority in liquidation amount of all outstanding preferred securities, and (2) receipt by the trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the trustees in accordance with such amendment will not affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's exemption from status as an investment company under the Investment Company Act of 1940, provided that, without the consent of each holder of preferred securities, the trust agreement may not be amended to (1) change the amount or timing of any distribution or other payment on the preferred securities or otherwise adversely affect the amount of any distribution or other payment required to be made in respect of the preferred securities as of a specified date, (2) change the purpose of the Trust, (3) change the time or circumstances in which the preferred securities may be redeemed or the amount payable upon such a redemption, (4) change the liquidation distribution or other provisions relating to the timing or amount of such distribution, (5) affect the limited liability of any holder of preferred securities, or (6) restrict the right of holders of preferred securities to institute suit for the enforcement of any such payment on or after such date.

SUBORDINATION OF COMMON SECURITIES

     Payment of distributions on, and the redemption and liquidation amount of, the preferred securities and the common securities will be made pro rata based on the aggregate liquidation amounts of the preferred securities and the common securities. However, if an event of default under the trust agreement has occurred and is continuing, no payments may be made on the common securities unless all unpaid amounts on the preferred securities have been provided for or paid in full.

     If an event of default under the trust agreement has occurred and is continuing, the common securities holder will be deemed to have waived any right to take any action with respect to the event of default until the event of default has been cured, waived or eliminated. Until any such event of default has been cured, waived or eliminated, the property trustee will act solely on behalf of the holders of the preferred securities, and such holders will have the right to direct the property trustee to act on their behalf.

BOOK-ENTRY-ONLY ISSUANCE -- DTC

     The preferred securities will be represented by one or more global securities that will be deposited with, or on behalf of, and registered in the name of, DTC or its nominee. This means that the Trust will not issue certificates to you for the preferred securities. Each global security will be issued to DTC which will keep a computerized record of its participants (for example, a broker) whose clients have purchased the preferred securities. Each participant will then keep a record of its clients. Unless a global security is exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees and their successors may transfer a global security as a whole to one another.

     Beneficial interests in a global security will be shown on, and transfers of the global security will be made only through, records maintained by DTC and its participants. DTC holds securities that its participants ("direct participants") deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participant's accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

     DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers.

     DTC has advised American General and the Trust that DTC is a limited-purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

  Purchases under the DTC System

     When you purchase preferred securities through the DTC system, the purchases must be made by or through a direct participant, who will receive credit for the preferred securities on DTC's records. Because you actually own the preferred security, you are the beneficial owner. Your ownership interest will be recorded only on the direct (or indirect) participants' records. DTC has no knowledge of your individual ownership of the preferred securities. DTC's records show only the identity of the direct participants and the amount of the preferred securities held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You will receive these from your direct (or indirect) participant. As a result, the direct (or indirect) participants are responsible for keeping accurate account of the holdings of their customers, like you.

  Payments under the DTC System

     The property trustee will wire payments on the preferred securities to DTC's nominee. American General, the Trust and the property trustee will treat DTC's nominee as the owner and holder of each global security representing preferred securities for all purposes. Accordingly, American General, the Trust and the property trustee will have no direct responsibility or liability to pay amounts due on the global security to you or any other beneficial owners in the global security.

     Any redemption notices will be sent by American General and the Trust directly to DTC, who will in turn inform the direct participants, who will then contact you as a beneficial owner. If less than all of the preferred securities are being redeemed, DTC's practice is to choose by lot the amount of the interest of each direct participant to be redeemed. The direct participant will then use an appropriate method to allocate the redemption among its beneficial owners, like you.

     It is DTC's current practice, upon receipt of any payment of distributions or liquidation or redemption amount, to credit direct participants' accounts on the payment date based on their holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with preferred securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be based on the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the property trustee, American General or the Trust.

EXCHANGE OF GLOBAL SECURITIES

     Preferred securities represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

     - DTC is unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Trust within 90 days; or

     - American General decides to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).

     If the book-entry-only system is discontinued, the property trustee will keep the registration books for the preferred securities at its corporate office and follow the practices and procedures discussed below.

CERTIFICATED SECURITIES -- REGISTRATION AND TRANSFER

     If the Trust issues certificated securities, they will be registered in the name of the security-holder. The preferred securities may be transferred or exchanged, based on administrative procedures in the trust agreement, without the payment of any service charge (other than any tax or other governmental charge) by contacting the property trustee, Bankers Trust Company, Four Albany Street, New York, New York 10006, attention: Corporate Trust and Agency
Services -- Corporate Market Services.

                        CERTAIN TERMS OF THE DEBENTURES

     The debentures will be issued as a series pursuant to a supplemental indenture or a resolution of American General's board of directors or a committee thereof as provided for in the indenture.

SUBORDINATION

     The debentures are unsecured and are junior in right of payment to all of American General's Senior Indebtedness (as defined on page 16). American General may not make any payments of principal (including redemption payments) or interest on the debentures if it defaults on a payment on its Senior Indebtedness. Also, payments on the debentures may be blocked for up to 180 days in the event of certain non-payment defaults by American General on its Senior Indebtedness. See "Description of Junior Subordinated
Debentures -- Subordination" beginning on page 15 for more detailed information on the subordination provisions.

     On any distribution of assets of American General to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets or liabilities or any bankruptcy, insolvency or similar proceedings, all principal, premium, if any, and interest due or to become due on all Senior Indebtedness must be paid in full before the holders of the debentures are entitled to receive or retain any payment.

     Neither the debentures nor the guarantee will limit the ability of American General and its subsidiaries to incur additional indebtedness, including indebtedness that ranks senior in priority of payment to the debentures and the guarantee. At September 30, 2000, on a pro forma basis, as if on that date American General and the Trust had issued and sold the preferred securities and the debentures and applied the estimated net proceeds thereof as described in this prospectus supplement, the total amount of American General's Senior Indebtedness would have been approximately $3.6 billion. See "Capitalization" on page S-10 and "Use of Proceeds" on page S-11.

INTEREST RATE AND MATURITY

     The debentures will mature on December 31, 2049 and will bear interest, accruing from December 7, 2000, at the annual rate of 8.05% of their principal amount, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2000. Interest payments not paid when due will themselves accrue additional interest at the annual rate of 8.05% (to the extent permitted by law). When we refer to any payment of interest, interest includes such additional interest and any Additional Sums, as defined below. The interest payment provisions for the debentures correspond to the distribution provisions of the preferred securities. The debentures do not have a sinking fund. This means that American General is not required to make any principal payments prior to maturity.

ADDITIONAL SUMS

     If the Trust is required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority (collectively, "Taxes"), then American General will be required to pay additional amounts ("Additional Sums") on the debentures so that after the Trust pays any Taxes, the Trust will be in the same position it would have been if it did not have to pay such Taxes.

REDEMPTION

     American General may redeem the debentures before their maturity:

     - in whole or in part on one or more occasions any time on or after December 7, 2005; or

     - in whole but not in part before December 7, 2005, upon the occurrence of a Special Event.

     If American General decides to redeem debentures in these circumstances, the redemption price of each debenture redeemed will be equal to 100% of the principal amount of such debenture plus accrued and unpaid interest on such debenture to the date of redemption.

DISTRIBUTION OF DEBENTURES

     If the property trustee distributes the debentures to the preferred securities holders and common securities holder upon the dissolution and liquidation of the Trust, the debentures will be issued in denominations of $25 principal amount and integral multiples thereof. American General anticipates that the debentures would be distributed in the form of one or more global securities and DTC, or any successor depositary for the preferred securities, would act as depositary for the debentures. The depositary arrangements for the debentures would be substantially similar to those in effect for the preferred securities.

     For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemption, other notices and other matters, see "Certain Terms of the Preferred Securities -- Book-Entry-Only Issuance -- DTC" beginning on page S-19.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     American General may, on one or more occasions, defer interest payments on the debentures for up to 20 consecutive quarterly periods, if no event of default has occurred and is continuing with respect to the debentures. A deferral of interest payments cannot extend beyond the stated maturity date of the debentures. No interest will be due and payable on the debentures until the end of the deferral period unless the debentures are redeemed prior to such time.

     American General may pay at any time all or any portion of the interest accrued to that point during a deferral period. At the end of the deferral period or at a redemption or maturity date, American General will be obligated to pay all accrued and unpaid interest.

     Once American General makes all interest payments on the debentures, with accrued interest, it may again defer interest payments on the debentures if no event of default under the debentures has then occurred and is continuing.

     During any deferral period and subject to the exceptions described on page 12, American General will not be permitted to:

     - declare or pay any dividends or distributions or redeem, purchase, acquire or make a liquidation payment with respect to, any shares of its capital stock;

     - make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities issued by American General which rank equal with or junior to the debentures; or

     - make any guarantee payments with respect to any guarantee by American General of the debt securities of any subsidiary of American General if such guarantee ranks equal with or junior to the debentures.

     Because the debentures to be issued to the Trust will rank equal with all other series of junior subordinated debt securities of American General initially issued to the other trusts referred to in the accompanying prospectus or to certain other trusts, partnerships or other entities affiliated with American General, during an interest deferral period, American General will not be permitted to make payments on such other series of junior subordinated debt securities. Likewise, if American General defers interest payments on any other of such series of junior subordinated debt securities, it is not expected that American General will be permitted to make payments on the debentures.

     The restrictions described in the bullet points above will also apply if there occurs and is continuing a default or event of default under the indenture of which American General has actual knowledge and in respect of which American General has not taken reasonable steps to cure or if American General defaults on its obligations under the guarantee.

     American General will give the Trust, the administrative trustees, the property trustee and the indenture trustee notice if it decides to defer interest payments on the debentures as specified in the terms of the debentures.

     There is no limitation on the number of times that American General may elect to begin an extension period. The administrative trustees will give notice to the property trustee and the holders of preferred securities if American General decides to defer interest payments on the debentures.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     In this section, we summarize certain of the material United States federal income tax consequences of purchasing, holding and selling the preferred securities. Except where we state otherwise, this summary deals only with preferred securities held as capital assets (as defined in the Internal Revenue Code of 1986) by a US Holder (as defined below) who purchases the preferred securities at their original offering price when the Trust originally issues them.

     We do not address all of the tax consequences that may be relevant to a US Holder. We also do not address, except as stated below, any of the tax consequences to holders that are Non-US Holders (as defined below) or to holders that may be subject to special tax treatment including banks, thrift institutions, real estate investment trusts, personal holding companies, tax-exempt organizations, regulated investment companies, insurance companies, and brokers and dealers in securities or currencies. Further, we do not address:

     - the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of the preferred securities;

     - the United States federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the preferred securities;

     - persons who hold the preferred securities in a "straddle" or as part of a "hedging," "conversion" or "constructive sale" transaction or whose "functional currency" is not the United States dollar; or

     - any state, local or foreign tax consequences of the purchase, ownership and sale of preferred securities.

     Accordingly, you should consult your tax advisor regarding the tax consequences of purchasing, owning and selling the preferred securities in light of your circumstances.

     A "US Holder" is a preferred securities holder who or which is:

     - a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations provide otherwise);

     - an estate if its income is subject to United States federal income taxation regardless of its source; or

     - a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

     A "Non-US Holder" is a preferred securities holder other than a US Holder.

     This summary is based on the Internal Revenue Code, Treasury regulations (proposed and final) issued under the Internal Revenue Code, and administrative and judicial interpretations thereof, all as they currently exist as of the date of this prospectus supplement. These income tax laws and regulations, however, may change at any time, possibly on a retroactive basis. Any such changes may affect this summary.

CLASSIFICATION OF THE JUNIOR SUBORDINATED DEBENTURES

     In connection with the issuance of the debentures, Vinson & Elkins L.L.P., counsel to American General and the Trust ("Counsel"), will render a legal opinion generally to the effect that under current law and assuming full compliance with the terms of the indenture and certain other documents, and based on certain facts and assumptions described in the opinion, the debentures that will be held by the Trust will be classified, for United States federal income tax purposes, as indebtedness of American General.

CLASSIFICATION OF THE TRUST

     In connection with the issuance of the preferred securities, Counsel will render a legal opinion generally to the effect that, under current law and assuming full compliance with the terms of the trust agreement, the indenture, and certain other documents, and based on certain facts and assumptions described in the opinion, the Trust will be classified for United States federal income tax purposes as a grantor trust and will not be subject to tax as a corporation. Accordingly, for United States federal income tax purposes, you will generally be treated as the owner of an undivided interest in the assets of the Trust, including the debentures. You will be required to include in ordinary income for United States federal income tax purposes your allocable share of interest (or OID, if any) paid or accrued on the debentures.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

     Under the Treasury regulations relating to OID, a debt instrument will be deemed to be issued with OID if there is more than a "remote" contingency that periodic stated interest payments due on the instrument will not be timely paid. Because the exercise by American General of its option to defer payments of stated interest on the debentures would prevent American General from (i) declaring dividends, or engaging in certain other capital transactions, with respect to its capital stock, or (ii) making any payment on any debt securities issued by American General which rank equal with or junior to the debentures, American General believes that the likelihood of its exercising the option is "remote" within the meaning of the Treasury regulations. As a result, American General intends to take the position, based on the advice of Counsel, that the debentures will not be deemed to be issued with OID. Based on this position, stated interest payments on the debentures will be includible in your ordinary income at the time that such payments are received or accrued in accordance with your regular method of accounting. Because the Internal Revenue Service has not yet addressed the Treasury regulations in any published rulings or other interpretations, it is possible that the Internal Revenue Service could take a position contrary to the position taken by American General. In that event, the Internal Revenue Service may, for example, require you to include interest on the debentures in your taxable income as it accrues rather than when you receive payment even though you use the cash method of accounting for federal income tax purposes.

EXERCISE OF DEFERRAL OPTIONS

     Under Treasury regulations, if American General were to exercise its option to defer the payment of interest on the debentures, the debentures would be treated as redeemed and reissued for OID purposes and the sum of the remaining interest payments on the debentures would be treated as OID, which you would be required to accrue and include in taxable income on an economic accrual basis (regardless of your method of accounting for income tax purposes) over the remaining term of the debentures (including any period of interest deferral), without regard to the timing of payments under the debentures. The amount of interest income includible in your taxable income would be determined on the basis of a constant yield method over the remaining term of the debentures and the actual receipt of future payments of stated interest on the debentures would no longer be separately reported as taxable income. The amount of OID that would accrue, in the aggregate, during the deferred interest payment period would be approximately equal to the amount of the cash payment due at the end of such period. Any OID included in income would increase your adjusted tax basis in your preferred securities, and your actual receipt of cash interest payments would reduce your basis in the preferred securities.

CORPORATE US HOLDERS

     Corporate US Holders of the preferred securities will not be entitled to a dividends-received deduction for any income from the preferred securities.

SALES OF PREFERRED SECURITIES

     If you sell your preferred securities, you will recognize gain or loss in an amount equal to the difference between your adjusted tax basis in the preferred securities and the amount realized from the sale (generally, your selling price less any amount received in respect of accrued but unpaid interest not previously included in your income). Your adjusted tax basis in the preferred securities generally will equal (1) the initial purchase price that you paid for the preferred securities plus (2) any accrued and unpaid distributions that you were required to treat as OID less any cash distributions received in respect of accrued OID.

Gain or loss on the sale of preferred securities generally will be capital gain or loss.

     The preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest (or OID if the debentures are treated as having been issued or reissued with OID) relating to the underlying debentures. If you dispose of your preferred securities, you will be required to include in ordinary income for United States federal income tax purposes any portion of the amount realized that is attributable to accrued but unpaid interest (including OID, if any) through the date of sale. This income inclusion will increase your adjusted tax basis in the preferred securities but may not be reflected in the sale price. To the extent the sale price is less than your adjusted tax basis, you will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

RECEIPT OF DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST

     If American General dissolves the Trust and causes the Trust to distribute the debentures on a pro rata basis to you, you will not be subject to tax. Rather, you would have an adjusted tax basis in the debentures received in the liquidation equal to the adjusted tax basis in your preferred securities surrendered for the debentures. Your holding period for the debentures would include the period during which you had held the preferred securities. If, however, the Trust is classified, for United States federal income tax purposes, as an association that is subject to tax as a corporation at the time of the liquidation, the distribution of the debentures would constitute a taxable event to you and you would acquire a new holding period in the debentures received.

     If the debentures are redeemed for cash and the proceeds of the redemption are distributed to you in redemption of your preferred securities, the redemption would be treated as a sale of the preferred securities, in which gain or loss would be recognized, as described above under "-- Sales of Preferred Securities."

INFORMATION REPORTING AND BACK-UP WITHHOLDING

     Generally, income on the preferred securities will be reported to you on an Internal Revenue Service Form 1099, which should be mailed to you by January 31 following each calendar year. If you fail to supply your correct taxpayer identification number or under-report your tax liability, the Internal Revenue Service may require the property trustee or its agent to withhold federal income tax at the rate of 31% from each interest payment. You will be permitted to credit any withheld tax against your federal income tax liability.

NON-US HOLDERS

     Payments to a Non-US Holder will generally not be subject to United States federal withholding tax, provided the Non-US Holder:

     - does not own (directly or indirectly, actually or constructively) 10% or more of the total combined voting power of all classes of stock of American General entitled to vote;

     - is not a controlled foreign corporation that is related to American General through stock ownership; and

     - is not a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code.

     To qualify for this exemption from withholding, the last United States payer in the chain of payment prior to payment to a Non-US Holder (the "withholding agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that:

     - is signed by the Non-US Holder under penalties of perjury;

     - certifies that the holder of the preferred securities is a Non-US Holder; and

     - provides the name and address of the Non-US Holder.

     The statement may be made on an Internal Revenue Service Form W-8BEN or a substantially similar form, and the Non-US Holder must inform the withholding agent of any change in the information on the statement within 30 days of any change. If the preferred securities are held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the withholding agent along with a copy of Internal Revenue Service Form W-8BEN or the substitute form provided by the Non-US Holder.

     A Non-US Holder will generally not be subject to United States federal withholding or income tax on any gain realized upon the sale or other disposition of the preferred securities. If, however, a Non-US Holder holds the preferred securities in connection with a trade or business conducted in the United States or is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met, it may be subject to income tax on all income and gains recognized.

NON-US HOLDER WITHHOLDING REGULATIONS

     The Treasury Department has issued regulations which make certain modifications to the withholding, backup withholding and information reporting rules described above. These regulations attempt to unify certification requirements and modify reliance standards. The regulations will generally be effective for payments made after December 31, 2000, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding these regulations.

                              ERISA CONSIDERATIONS

     Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (a "Plan"), should consider the fiduciary standards of ERISA in the context of the Plan's particular circumstances before authorizing an investment in the Preferred Securities with assets of the Plan. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

     Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "Plans"), from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plan. A violation of these "prohibited transaction" rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

     Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code; however, such plans may be subject to federal, state or local laws or regulations which affect their ability to invest in the preferred securities. Any fiduciary of such a governmental, church or foreign plan considering an investment in the preferred securities should determine the need for, and, if necessary, the availability of, any exemptive relief under such laws or regulations.

     Under a regulation (the "Plan Assets Regulation") issued by the U.S. Department of Labor (the "DOL"), the assets of the Trust may be deemed to be "plan assets" of a Plan for purposes of ERISA and Section 4975 of the Code if "plan assets" of the Plan were used to acquire an equity interest in the Trust and no exception were applicable under the Plan Assets Regulation. An "equity interest" is defined under the Plan Assets Regulation as any interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features and specifically includes a beneficial interest in a trust.

     Pursuant to an exception contained in the Plan Assets Regulation, the assets of the Trust would not be deemed to be "plan assets" of investing Plans if the preferred securities qualify as "publicly-offered securities" as defined in the Plan Assets Regulation. In general, to qualify as "publicly-offered securities," the preferred securities must be (i) sold as part of an offering of securities pursuant to an effective registration statement under the Securities Act of 1933, (ii) part of a class of securities that is registered under the Securities Exchange Act of 1934, (iii) freely transferrable, and (iv) upon the completion of the initial offering of such securities, owned by 100 or more investors independent of the Trust and of one another. Although no assurance can be given, it is currently anticipated that the preferred securities would be considered to be "publicly-offered securities" under the Plan Assets Regulation. All of the common securities will be purchased and held by American General.

     Certain transactions involving the Trust could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code with respect to a Plan if the preferred securities were acquired with "plan assets" of such Plan and the assets of the Trust were deemed to be "plan assets" of Plans investing in the Trust. For example, if American General were a Party in Interest with respect to a Plan (either directly or by reason of ownership of its subsidiaries), extensions of credit between American General and the Trust (as represented by the debentures and the guarantee) would likely be prohibited by Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Code, unless exemptive relief were available under an applicable administrative exemption (see below). In addition, if American General were considered to be a fiduciary with respect to the Trust as a result of certain powers it holds (such as the powers to remove and replace the property trustee and the administrative trustees), certain operations of the Trust, including the optional redemption or acceleration of the debentures, could be considered to be prohibited transactions under Section 406(b) of ERISA and

Section 4975(c)(1)(E) of the Code. In order to avoid such prohibited transactions, each investing plan, by purchasing preferred securities, will be deemed to have directed the Trust to invest in the debentures and to have appointed the property trustee.

     The DOL has issued five prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the preferred securities if assets of the Trust were deemed to be "plan assets" of Plans investing in the Trust as described above. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).

     Because of the potential prohibited transaction exposures described above, the preferred securities may not be purchased and should not be held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption. Any purchaser or holder of the preferred securities or any interest therein will be deemed to have represented by its purchase and holding thereof that it either (a) is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with "plan assets" of any Plan, or (b) is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption with respect to such purchase or holding.

     Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the preferred securities on behalf of or with "plan assets" of any Plan consult with their counsel regarding the potential consequences if the assets of the Trust were deemed to be "plan assets" and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or any other applicable exemption.

     A Plan fiduciary should consider whether the purchase of preferred securities could result in a delegation of fiduciary authority to the property trustee, and, if so, whether such a delegation of authority is permissible under the Plan's governing instrument or any investment management agreement with the Plan. In making such a determination, a Plan fiduciary should note that, under the governing documents, the property trustee will have only limited custodial and ministerial authority with respect to Trust assets and will be required to follow instructions of investors rather than exercising independent fiduciary authority over Trust assets.

     THE DISCUSSION HEREIN OF ERISA IS GENERAL IN NATURE AND IS NOT INTENDED TO BE COMPLETE. ANY FIDUCIARY OF A PLAN, GOVERNMENTAL PLAN, CHURCH PLAN OR FOREIGN PLAN CONSIDERING AN INVESTMENT IN THE PREFERRED SECURITIES SHOULD CONSULT WITH ITS LEGAL ADVISORS REGARDING THE CONSEQUENCES AND ADVISABILITY OF SUCH INVESTMENT.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement, the Trust has agreed to sell to each of the underwriters named below, and each of the underwriters, for whom Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Prudential Securities Incorporated, UBS Warburg LLC, Banc of America Securities LLC, Banc One Capital Markets, Inc. and First Union Securities, Inc. are acting as the representatives, has severally agreed to purchase from the Trust, the number of preferred securities set forth opposite its name below:

                                                               NUMBER OF
                                                               PREFERRED
               UNDERWRITER                                     SECURITIES
               -----------                                     ----------
Salomon Smith Barney Inc....................................     605,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................     600,000
Morgan Stanley & Co. Incorporated...........................     600,000
Prudential Securities Incorporated..........................     600,000
UBS Warburg LLC.............................................     600,000
Banc of America Securities LLC..............................      75,000
Banc One Capital Markets, Inc...............................      75,000
First Union Securities, Inc.................................      75,000
ABN AMRO Incorporated.......................................      30,000
Bear Stearns & Co. Inc. ....................................      30,000
Charles Schwab & Co. Inc. ..................................      30,000
Chase Securities Inc. ......................................      30,000
CIBC World Markets Corp. ...................................      30,000
Credit Suisse First Boston Corporation......................      30,000
Dain Rauscher Wessels, a division of Dain Rauscher
  Incorporated..............................................      30,000
Fifth Third Securities .....................................      30,000
Fleet Securities Inc. ......................................      30,000
H&R Block, Inc. ............................................      30,000
J.P. Morgan Securities Inc. ................................      30,000
McDonald Investments Inc. ..................................      30,000
NatCity Investments, Inc. ..................................      30,000
Raymond James & Associates, Inc. ...........................      30,000
Robert W. Baird & Co. Incorporated..........................      30,000
The Robinson-Humphrey Company, LLC .........................      30,000
Suntrust Equitable Securities Corp. ........................      30,000
U.S. Bancorp Piper Jaffray Inc. ............................      30,000
Wachovia Securities, Inc. ..................................      30,000
Advest, Inc. ...............................................      10,000
BB&T Capital Markets, a Division of Scott & Stringfellow....      10,000
C.L. King & Associates, Inc. ...............................      10,000
D.A. Davidson & Co. Incorporated............................      10,000
Davenport & Company LLC ....................................      10,000
Fahnestock & Co. Inc. ......................................      10,000
Gibraltar Securities Co. ...................................      10,000
Gruntal & Co., L.L.C. ......................................      10,000
J.J.B. Hilliard, W.L. Lyons, Inc. ..........................      10,000
Janney Montgomery Scott Inc. ...............................      10,000
Legg Mason Wood Walker, Incorporated........................      10,000
Mesirow Financial, Inc. ....................................      10,000
Morgan Keegan & Company, Inc. ..............................      10,000
Stephens Inc. ..............................................      10,000


                                                               NUMBER OF
                                                               PREFERRED
               UNDERWRITER                                     SECURITIES
               -----------                                     ----------
Stifel, Nicolaus & Co., Inc.................................      10,000
TD Securities (USA) Inc. ...................................      10,000
Tucker Anthony Inc..........................................      10,000
Utendahl Capital Partners, L.P. ............................      10,000
Wedbush Morgan Securities, Inc. ............................      10,000
William Blair & Company, L.L.C. ............................      10,000
                                                               ---------
            Total...........................................   4,000,000
                                                               =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the preferred securities included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all of the preferred securities if they purchase any of the preferred securities.

     The underwriters propose to offer some of the preferred securities directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement, and some of the preferred securities to certain dealers at the initial public offering price less a concession of $0.50 per preferred security. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.30 per preferred security to certain brokers and dealers. After the initial offering of the preferred securities to the public, the public offering price and other selling terms may be changed by the representatives.

     In view of the fact that the proceeds of the sale of the preferred securities will ultimately be used to purchase the debentures, the underwriting agreement provides that American General will pay as compensation to the underwriters $0.7875 per preferred security for the accounts of the several underwriters ($3,150,000 in the aggregate).

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell preferred securities in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of preferred securities in excess of the principal amount of preferred securities to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the preferred securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of preferred securities made for the purpose of preventing or retarding a decline in the market price of the preferred securities while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases preferred securities originally sold by that syndicate member.

     Any of these activities may cause the price of the preferred securities to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     The expenses associated with the offer and sale of the preferred securities are estimated to be $250,000.

     Certain of the underwriters and their affiliates have in the past provided, and may in the future provide, investment banking services to American General and its affiliates in the ordinary course of business.

     American General and the Trust have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     Application has been made to list the preferred securities on the New York Stock Exchange. If approved, trading of the preferred securities on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the preferred securities. Prior to this offering, there has been no public market for the preferred securities. In order to meet one of the requirements for listing the preferred securities on the New York Stock Exchange, the underwriters will undertake to sell lots of 100 or more preferred securities to a minimum of 400 beneficial holders.

     American General and the Trust have agreed that, until after the issuance of the preferred securities, they will not offer, sell, contract to sell, or otherwise dispose of any preferred securities, any other beneficial interests of the Trust, or any securities of American General, that are substantially similar to the preferred securities, including the guarantee, and including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive preferred securities or any such substantially similar securities of either the Trust or American General (except the debentures and the preferred securities offered hereby), without the prior consent of the representatives.

                                 LEGAL MATTERS

     Certain matters of Delaware law relating to the validity of the preferred securities, the enforceability of the trust agreement and the creation of the Trust will be passed upon on behalf of the Trust by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to the Trust and American General. The validity of the debentures, the guarantee and certain matters relating thereto, will be passed upon on behalf of American General and the Trust by Vinson & Elkins L.L.P. Attorneys of Vinson & Elkins L.L.P. working on this offering of preferred securities own Common Stock of American General representing less than one percent of the outstanding Common Stock of American General. Certain legal matters will be passed upon for the underwriters by Brown & Wood LLP, New York, New York. Vinson & Elkins L.L.P. and Brown & Wood LLP will rely on the opinion of Richards, Layton & Finger, P.A. as to matters of Delaware law. Certain matters relating to United States federal income tax considerations will be passed upon for American General by Vinson & Elkins L.L.P.

                                    EXPERTS

     The consolidated financial statements of American General Corporation incorporated by reference in American General Corporation's Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         4,000,000 PREFERRED SECURITIES

                          AMERICAN GENERAL CAPITAL III

                  8.05% TRUST PREFERRED SECURITIES (TRUPS(R))
                           FULLY AND UNCONDITIONALLY
                 GUARANTEED, TO THE EXTENT DESCRIBED HEREIN, BY

                          AMERICAN GENERAL CORPORATION

                                  ------------

                             PROSPECTUS SUPPLEMENT

                               NOVEMBER 30, 2000

                                  ------------

                              SALOMON SMITH BARNEY
                               MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                             PRUDENTIAL SECURITIES
                                UBS WARBURG LLC
                         BANC OF AMERICA SECURITIES LLC
                         BANC ONE CAPITAL MARKETS, INC.
                          FIRST UNION SECURITIES, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------